

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

<u>Via Email</u>
Lawrence Odell
General Counsel
First BanCorp.
1519 Ponce de Leon Ave., Stop 23
Santurce, Puerto Rico 00908

     Re: First Bancorp.
          Form 10-K
          Filed March 13, 2012
          File number 1-14793

Dear Mr. Odell:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/Mark Webb

                                      Mark Webb
                                      Legal Branch Chief